

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Paul J. Masschelin
Senior Vice-President, Finance and
Administration, and Controller
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta, Canada T2P 3M9

> **Re:** **Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **Response Letter dated September 15, 2014**
> **File No. 000-12014**

Dear Mr. Masschelin:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business, page 3

Oil and gas production, production prices and production costs, page 6

1. We note your response indicating disclosure of production volumes on a per day basis is in compliance with the requirements of Item 1204(a) of Regulation S-K. Item 1204(a) requires you to disclose "for each of the prior three fiscal years … production, by final product sold". We believe that this language contemplates disclosure of total annual amounts of production, and not daily production rates. Please revise your disclosure accordingly. You may also disclose daily production volumes, if you so choose.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant